ActiveCare, Inc.
1365 West Business Park Drive
Orem, UT 84058

October 16, 2017

VIA EDGAR
Larry Spirgel, Assistant Director
Office of Telecommunications
Mail Stop 3030
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	ActiveCare, Inc. (the "Company")
Registration Statement on Form S-1 (File No. 333-212589)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-212589), together with all exhibits thereto, initially filed with the Commission on July 19, 2016, as subsequently amended on February 3, 2017, March 2, 2017, March 10, 2017, March 13, 2017, March 28, 2017, and April 3, 2017, respectively, the (the "Registration Statement").
The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.
The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Respectfully,

ActiveCare, Inc.

By:	/s/ Jeffrey S. Peterson
Name:	Jeffrey S. Peterson
Title:	Chief Executive Officer